SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒   Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes . ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on January 4, 2007 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, regarding share liquidity reform. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: January 18, 2007

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT

China Southern Airlines Company Limited (the “Company”) and all members of its board of directors hereby warrant the truthfulness, accuracy and completeness of this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statement or material omission herein contained.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited for simultaneous release of information in Shanghai and Hong Kong.

As the Company has not yet completed the implement action of its share reform proposal (“Share Reform Proposal”) (「股權分置改革」) as at the date of this announcement, based on the requirement of the Shanghai Stock Exchange and results of the consultation with China Southern Air Holding Company (“CSAHC”), the sole shareholder of the non-tradable State-owned shares of the Company, the Company hereby announces as follows:

I.	Share Reform Proposal constitutes an important part of the Chinese capital market reform and both CSAHC and the Company are actively supporting the reform.

II.	The Company was not able to implement its Share Reform Proposal in the year 2006 for the following reasons:

1.
CSAHC is the owner of 50.3% of the share capital of the Company. According to the Provisions on Domestic Investment in the Civil Aviation Industry (國內投資民用航空業規定) issued by the Civil Aviation Administration of China, the Company is a State-controlled air transportation company. As a result of such policy constraints, CSAHC must maintain its current controlling shareholding in the Company;

2.	Restricted by its own level of debts, CSAHC does not have sufficient cash to meet the market demand for the consideration for carrying out its Share Reform Proposal;

3.	Due to uncertainties relating to the aviation industry and financial status of CSAHC, the Company also faces difficulties in adopting options in its Share Reform Proposal.

III.	CSAHC has confirmed with the Company that it will continue to seek support from all relevant parties and will promptly propose viable schemes to instigate the Share Reform Proposal.

The Board of Directors of the Company sincerely urges public investors to understand the Company’s actual situation and continue to lend full support to the Company by focusing on the future prospects of the Company.

The Board of Directors of the Company also reminds public investors to pay attention to the risks associated with investment in the Company.

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
3 January 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.